

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2017

Michael C. Forman
President and Chief Executive Officer
FS Diversified Income Fund
201 Rouse Boulevard
Philadelphia, PA 19112

Re: FS Diversified Income Fund
        File No. 811-23221

Dear Mr. Forman:

On December 13, 2016, you filed a registration statement on Form N-2 on behalf of the FS Diversified Income Fund (the "Fund"). We reviewed the registration statement and provide our comments below. A comment made in one location applies to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Cover Page

1. The Fund is a non-diversified fund; however its name is "FS Diversified Income Fund." Please consider re-naming the Fund or explain to the staff in correspondence how the name is not misleading.

2. Under the heading "Securities Offered," the disclosure states, "the Fund intends to conduct a private placement of Class I Shares to certain members of the Fund's board of trustees and other individuals and entities affiliated with FS Investments..." Please disclose the price these individuals will pay for these shares. In addition, if the price is other than NAV, please supplementally explain the basis for the price.

Prospectus

Summary of Terms (pgs. 1-3)

3. Investment Opportunities and Strategies:

      a. The disclosure mentions emerging market investments. If the Fund intends to invest in non-US securities generally as a principal strategy, please consider disclosing this strategy in the summary section.

      b. The disclosure states that the Fund may invest in "any other asset or instrument having a similar target return profile." Please describe the Fund's "target return profile." Please confirm that all types of securities in which the Fund intends to invest principally are described in the Prospectus.

4. Expense Limitation Agreement:

      a. The disclosure states, "In consideration of FS Diversified Income Advisor's agreement to limit the Fund's expenses, the Fund has agreed to repay FS Diversified Income Advisor in the amount of any Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years <u>from the end of the fiscal quarter</u> in which they were incurred; and (2) the reimbursement may not be made if it would cause the Fund's then current expense limitation, if any, and the expense limitation that was in effect at the time when FS Diversified Income Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded."

         i. Please note that with regards to expense recoupment, our staff position is that any such recoupment should occur no more than three years from the specific date that the expenses were paid by the advisor. Please confirm that any recoupment of previously-waived expenses will not occur more than three years from the specific date that the expenses were paid by the advisor.

         ii. Instead of disclosing that the Fund will "repay FS Diversified Income Advisor in the amount of any Fund expenses paid or absorbed," please consider using the term "waived" instead of "absorbed". Also, please consider referring to the recoupment as such, and not as a reimbursement so as not to confuse it with expense reimbursements which are typically arrangements that reduce expenses.

<u>Summary of Fees and Expenses (pg. 9)</u>

5. Please confirm for us that there are no fees or charges associated with the distribution reinvestment plan that are required to be disclosed in the fee table.

6. Since the Fund invests in other investment companies, please confirm that acquired fund fees and expenses greater than 0.01% are included under Annual Fund Operating Expenses.

<u>The Fund (pg. 15)</u>

7. The disclosure states, "The Fund was organized as a Delaware statutory trust on October 27, 2016 and has a limited operating history. The Fund is expected to commence investment operations no <u>later than its initial regular daily closing</u>."

    a. Revise the disclosure to state the Fund has no operating history.
    b. Please clarify when the Fund expects to commence investment operations by stating when the Fund expects to hold its initial regular daily closing.

    <u>Use of Proceeds (pg. 19)</u>

8. The disclosure states, "The net proceeds of this Offering, after payment of the sales load, will be invested in accordance with the Fund's investment objective and policies (as stated below) as soon as practicable after receipt." If the Fund expects that it will take longer than three months from receipt of proceeds to invest the Fund's assets, please disclose the reasons for the expected delay. See Guide 1 to Form N-2 and Item 7.2.

    <u>Investment Objective, Opportunities and Strategies (pgs. 20-23)</u>

9. General Investment Strategy:

    a. Please explain or clarify "proprietary origination."
    b. Please clarify the selection process for selecting new credit asset classes for the portfolio by describing how often new asset classes will be selected and what will specifically trigger a new selection process.
    c. When discussing investing in emerging markets, please disclose the method the Fund uses for determining if a country is an emerging market.
    d. Disclose if the Fund intends to invest more than 25% of net assets in the sovereign debt of a single foreign country and if so, please also modify the concentration policy accordingly.

10. Opportunistic, Flexible, Untethered Credit Investment Strategy:

    a. Please rewrite the first sentence in this section in plain English.
    b. Please disclose if the Fund will be concentrated in any particular industry sector.
    c. The disclosure here states that "most of the Fund's investments will be rated below investment grade." In the Summary of Terms, please consider stating that most investments will be below investment grade under Investment Opportunities and Strategies and include an appropriate summary risk factor.
    d. Please explain what it means to be "untethered to benchmark specific guidelines" in plain English.

11. Relative Value Focus:

    a. Please clarify what "and share" means.

12. Active Monitoring and Investing, with Bottom-Up and To-Down Credit Analysis by Deep and Experienced Team:

     a. Please rewrite the first sentence in plain English.
     b. Please define bottom-up and top-down.

13. Portfolio Composition: Syndicated Loans:

     a. Please consider including a brief description of a Syndicated Loan.
     b. We note that this is the only section that uses the term Syndicated Loan; other portions of the Prospectus, specifically the risk factor section, refer to Senior Loans. If the Fund is using Syndicated Loan and Senior Loan interchangeably, please consider clarifying that in the disclosure. If not, consider whether there are additional risks that should be disclosed that are specific to Syndicated Loans.

14. Other Types of Investments:

     a. Please disclose which specific derivatives the Fund will be using and what the specific purpose of using each derivative is.

        Disclosure for any principal investment related to derivatives should be tailored specifically to how a Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

15. Double Approval:

     a. Please consider combining the disclosure under "Double Approval" and "FS Diversified Income Advisor's Approval" since the double approval process appears to include approval by FS Diversified Income Advisor.

    Types of Investments and Related Risks (p. 29)

16. Anti-Takeover Risk:

     a. The disclosure refers to certain anti-takeover provisions that could inhibit a change of control. Please consider whether additional disclosure is necessary under Item 10.1.f.

    Organization and Offering Costs (pg. 94)

17. Please explain supplementally how the Fund intends to account for any organization and offering costs incurred.

Statement of Additional Information

<u>Investment Objective, Policies and Risks (pg. B-1)</u>

18. Bank Loans and Participations:

   a. Please disclose that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.
   b. Please explain supplementally whether you have considered adding these risks as principal risks of investing in the Fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the Fund.

<u>Investment Restrictions (pg. B-18)</u>

19. The reference to Item (2) is a reference to a concentration policy, but number (2) relates to underwriting securities. Please revise for accuracy/consistency. Likewise the reference to the "fundamental policy relating to underwriting set forth in (3) above" should be modified.

Closing

   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Should you have any questions regarding this letter, please contact me at (202) 551-7691.

   Sincerely,

   /s/ Sumeera Younis

   Sumeera Younis
   Senior Counsel
   Disclosure Review Office